BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULES B AND C

ISSUER DETAILS

NAME OF ISSUER:	INDO-PACIFIC ENERGY LTD.

ISSUER ADDRESS:	284 KARORI ROAD,
WELLINGTON,
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(64) 4 476 2717

ISSUER FACSIMILE NUMBER:	(64) 4 476 0120

CONTACT NAME AND POSITION:	DAVID BENNETT, CEO

CONTACT TELEPHONE NUMBER:	(64) 4 476 2717

CONTACT EMAIL ADDRESS:	mail@indopacific.co.nz

WEB SITE ADDRESS:	www.indopacific.com

FOR THE QUARTER ENDED:	SEPTEMBER 30, 2003

DATE OF REPORT:	NOVEMBER 6, 2003

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Newman”	David Newman	03/11/06
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

“Bernie Zinkhofer”	Bernie Zinkhofer	03/11/06
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information (Expressed in United States Dollars)
For the Quarter Ended September 30, 2003

1.

Analysis of Expenses and Deferred Costs

General and Administrative Expenses

Refer to the Consolidated Interim Schedules of General and Administrative Expenses of the Company’s Consolidated Interim Financial Statements for the quarter ended September 30, 2003 filed as Schedule A of BC Form 51-901F.

Acquisition and Exploration Expenditures

Refer to Schedule C of this report and Note 3 - Oil and Gas Properties of the Company’s Consolidated Interim Financial Statements for the quarter ended September 30, 2003 filed as Schedule A of BC Form 51-901F.

2.

Related Party Transactions

Refer to Note 4 - Related Party Transactions of the Company’s Consolidated Interim Financial Statements for the quarter ended September 30, 2003 filed as Schedule A of BC Form 51-901F.

3.	Summary of Securities Issued and Options Granted During the Period
	a)	Securities issued during the nine months to September 30, 2003 No shares were issued in the nine months to September 30, 2003.
b)

Options granted during the nine months to September 30, 2003

No options were granted in the nine months to September 30, 2003.

During the nine months to September 30, 2003, 500,000 options lapsed, due to the option holders ceasing involvement with the Company.

4.	Summary of Securities as at the End of the Reporting Period (September 30, 2003)
	a)	Authorized share capital:	Unlimited common shares without par value
	b)	Number and Recorded Value of Shares issued and outstanding:	7,739,324 common shares representing a recorded value of $20,478,365
c)

Stock options outstanding:

Refer to Note 6 b) Common Stock Incentive Stock options of the Company’s Consolidated Interim Financial Statements for the quarter ended September 30, 2003 filed as Schedule A of BC Form 51-901F

d)

Share Purchase Warrants Outstanding

Refer to Note 6 c) Common Stock Share Purchase Warrants of the Company’s Consolidated Interim Financial Statements for the quarter ended September 30, 2003 filed as Schedule A of BC Form 51-901F.

	e)	Total Shares held in escrow	None

INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information (Expressed in United States Dollars)
For the Quarter Ended September 30, 2003

5.	List of the Directors and Officers as at the Date this Report is Signed and Filed
David Newman, CA	Chairman and Director
Peter Tapper, B.Eng (Hons)	Director
Bernhard Zinkhofer, B.Comm, LLB, CA	Director (1)
Ron Bertuzzi, BA. Econ.	Director (1)
Garth Johnson, CGA	Director (1)
David Bennett, Ph.D.	CEO
Jenni Lean, B.Sc., M.B.A.	Corporate Affairs Manager
Jeanette M. Watson, B.Sc., LLB.	Secretary
(1) Member of audit committee

Refer to Corporate information included in Schedule C of BC Form 51-901F.

INDO-PACIFIC ENERGY LTD.
SCHEDULE C: Management Discussion and Analysis (Expressed in United States Dollars)
For the Quarter Ended September 30, 2003

2. Description of Business

Indo-Pacific Energy Ltd. (‘the Company”) is an independent oil and gas exploration company with an office in Wellington, New Zealand, focused exclusively in the Austral-Pacific region. The Company currently holds varying interests in approximately 2.5 million acres of exploration permits in New Zealand, 0.42 million acres of exploration permits in Australia, and 0.8 million acres of exploration interests in Papua New Guinea. The Company also has a 45% interest in a discovery for which a development program is being finalised. The Company’s primary focus is the acquisition, exploration and development of oil and gas properties; and the majority of the Company’s permits are in the exploration stage. The Company’s policy is to acquire interests, and, where possible, to minimize its risk exposure by farming out or joint venturing property interests to other industry participants.

3. Discussion of Operations and Financial Condition

Nine Months Ended September 30, 2003

Gross oil production revenue from the Company’s 5% Ngatoro interest in the New Zealand production-mining permit PMP 38148 was $138,441 for the nine months ended September 30, 2003 compared to $1,734,562 (includes Goldie-1 revenue) for the nine months ended September 30, 2002. The Company sold its interest in PMP 38148 in September 2003 with an effective date July 1, 2003. As result there is no oil revenue from July 1, 2003. Production from the Goldie-1 oil discovery was also “shut-in” as from August 30, 2002, and this is the other reason for the decrease in revenues. Sales volumes have decreased from 82,643 barrels to 4,806 barrels because of the shut-in and sale of interest. There has been an increase of US$1.05 in the average crude oil selling price from US$25.82 per barrel of oil to US$26.87 per barrel over the comparable period. Natural gas production revenues from the Ngatoro field were $13,644 compared to $16,435 for 2002. Direct production costs and royalties for the period were $94,675 against $639,714 for the same period in 2002 and the Company realized a net production revenue of $39,127 compared to revenues of $996,317 for the nine months to September 30, 2002, subsequent to recording $27,300 (2002 - $127,326) of depletion. The decrease in net production revenue for the period was mainly due to Goldie-1 well shut-in from August 30, 2002 and the sale of interest in the PMP 38148 permit effective from July 1, 2003. In previous periods reported in 2003, legal and consulting fees in defending the Statement of Claim by Greymouth Petroleum Acquisition Company Ltd were classified as production costs. These have been reclassified to legal fees under general and administration expenses.

Administrative expenses increased to $2,902,998 for the nine months to September 2003 compared to the nine months to September 2002 of $637,407. The increase is mainly due to legal and consulting fees in defending the Statement of Claim by Greymouth Petroleum Acquisition Company Ltd and settlement of claims. Also additional salaries and the worldwide increase in Well control insurance due to global reasons such as September 11, 2001 and the Iraq war contributed to increases in administrative expenses.

For the nine months ended September 30, 2003, the Company had a profit of $1,006,154 compared to a profit of $382,051 for September 2002, the increase being mostly due to the sale of the Company’s interest in PMP 38148. Goldie oil production ceasing and increases in several administration expenses discussed above offset the profit from the sale. These results included interest income earned on surplus cash balances of $23,964 (2002 - $23,141). The nine months to September 30, 2003 included $15,531 of write-offs to Oil and Gas Properties

INDO-PACIFIC ENERGY LTD.
SCHEDULE C: Management Discussion and Analysis (Expressed in United States Dollars)
For the Quarter Ended September 30, 2003

relating to permits recently relinquished (2002 September - $Nil).

Third Quarter Ended September 30, 2003

Gross oil production revenue from the Company’s 5% Ngatoro interest in the New Zealand production-mining permit PMP 38148 was $Nil for the quarter ended September 30, 2003 compared to $474,222 (includes Goldie-1 revenue) for the quarter ended September 30, 2002. The sale of the Company’s interest in permit PMP 38148 with an effective date July 1, 2003 resulted in no oil production revenue.

Natural gas production revenues from the Ngatoro field were $Nil for September quarter 2003 compared to $6,722 for September quarter 2002. The sale of the Company’s interest in permit PMP 38148 with an effective date July 1, 2003 resulted in no natural gas production revenue.

Direct production costs and royalties for the September quarter 2003 were ($13,860) against $240,376 for the September quarter 2002 and the Company realized a net production revenue for September quarter of $13,860 compared to revenues of $252,928 for September 2002 quarter. In the September 2003 quarter as a result of the sale of the Company’s interest in Permit PMP 38148 the Company recovered past production costs.

For the third quarter ended September 30, 2003, the Company had a surplus of $1,930,587 compared to a deficit of $177,125 for September 2002. The surplus was mostly due to the sale of the Company’s interest in PMP 38148. General and administrative expenses included the settlement of claims with Greymouth Petroleum Acquisition Company Limited. There were also increases in several administration expenses discussed above. These results included interest income earned on surplus cash balances of $18,864 (2002 - $4,413). The September 2003 quarter included no write-offs to Oil and Gas Properties (2002 September Qtr - $Nil).

3 Months to September 30, 2003 Exploration Activities

New Zealand Permit PMP 38148; Taranaki Basin (includes Goldie Oil Field) (0%)

On September 26, 2003 the Company gained regulatory approval to sell its interest and entitlement to petroleum in PMP 38148 to Greymouth Petroleum Acquisition Company Limited and Southern Petroleum (Ohanga) Limited. Effective date of the sale was July 1, 2003.

New Zealand Permit 38256 (30%); Canterbury

A magnetotelluric survey was completed in September 2003, in fulfilment of the work obligation to end 2003. One JV party has withdrawn from this permit and another has served notice that it wishes to do so at the end of the relevant permit year. The Company has taken up a further 10% from the party that withdrew. The Company is considering the amount of interest it will take up from the party that wishes to withdraw. Prospects and leads are identified in the vicinity of the Rakaia River, and will be the focus of ongoing evaluation to identify a prospect for drilling before the end of the permit term in August 2007. The Salmon structure may extend into the adjacent PEP 38258.

NZ Permit PEP 38258 (Indo: 75%); Onshore/Offshore Canterbury

This permit was granted to the Company and an associated company, Durum Energy (New Zealand) Limited, on August 18, 2003. Work commitments for the first two permit years consist

INDO-PACIFIC ENERGY LTD.
SCHEDULE C: Management Discussion and Analysis (Expressed in United States Dollars)
For the Quarter Ended September 30, 2003

of seismic reprocessing and reinterpretation. Several prospects and leads were identified on the extensive existing seismic data obtained by previous holders of permits over this area. These include Schooner, Corvette and Frigate, this latter being nearshore in shallow water. The Salmon structure appears likely to lie partly within the onshore area of PEP 38258.

New Zealand Permit 38330 (34.28%); East Coast

A permit variation has been applied for, and accepted, whereby the participants will reprocess certain existing seismic, and conduct seismic field trials prior to April 2004, and consider whether or not to subsequently acquire further new seismic data. Several exploration targets are identified in the Tolaga Bay area; but all are likely to require further seismic surveys before a decision to drill is made. A well is targeted for drilling before the end of the permit term in July 2006.

New Zealand Permit 38480 (75%); Offshore Taranaki

In February 2003 the Company undertook a 2D seismic programme to detail prospects in the permit area. Specialised processing and interpretation of the 2003 seismic and other data over the Orca and Humpback Prospects are the focus of ongoing work to determine whether commitment to an exploration well in Year Three of the permit is justified.

New Zealand Permit PEP 38716 (42.39%); Taranaki Basin

In September the Company completed the purchase of a further 28.34% interest in the permit. The Huinga-1B well was commenced in April 2002, and later suspended. This well must be completed for production or plugged before the end of the second permit term (January 2006). Main prospects remaining in the permit are Makino (Tariki Sands level), which is shared with the adjacent PEP 38728, the Oru/Wingrove Updip Prospect, and Huinga-1B itself, where oil was flowed, although engineering problems precluded definitive assessment. Further flow-testing of this well could be considered. The Company now operates the permit, and intends to complete those geotechnical studies appropriate to justifying a target to be drilled before the end of the permit term.

New Zealand Permit PEP 38718 (10%); Taranaki Basin

The Company acquired a 10% interest in the permit in September 2003. Permit work obligations to the government to December 2003 are to acquire new seismic, or deepen Tuihu-1, and by December 2003 commit to further geological and geophysical work to be done by 1 December 2005, or surrender the permit. The joint venture agreed to deepen Tuihu-1 and Tuihu-1A was drilled to 4845m, but was plugged and abandoned in late October as a dry hole.

New Zealand Permit PEP 38736 (45%); Taranaki Basin

The Kahili-1B sidetrack well was drilled in November 2002, and encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. A review of the development options available was completed, with the development contract being awarded to NGC Holdings in July 2003. It is anticipated that the development will come on stream in late March/early April 2004.

New Zealand Permit PEP 38738 (33.5%); Taranaki Basin

This permit was originally granted on January 15, 2000 and was acquired by the Company in October 2002, in return for the grant of a 25% net profit royalty. In September 2003 the Company purchased the net profit royalty back. As a result of reorganisation of the net profit royalties, the Company now holds a 6.25% net profit royalty on gross production that is to be met by one of the other permit participants.

INDO-PACIFIC ENERGY LTD.
SCHEDULE C: Management Discussion and Analysis (Expressed in United States Dollars)
For the Quarter Ended September 30, 2003

In May 2003, the participants re-entered the Cheal-1 well, originally drilled in 1995, which at that time had tested oil and gas from a shallow secondary target. A test of the Cheal-1 well in July 2003 flowed gas at rates up to 4.5 mmscfd in a one day test period. Further testing was deferred until suitable production test equipment was installed. Extended flow testing commences in October, in order to establish developable reserves. Dependent on the result of Cheal-1, the adjacent Cheal-2 well may also be tested. If these test programmes are successful, further drilling is anticipated on the field to optimize its development. In addition to the pay-zone established in the original wells, deeper Mt Messenger oil potential is indicated, and this will also be a future exploration objective. An exploration well is required by April 2004.

New Zealand Permit PEP38741 (30%); Taranaki Basin

The Company has completed a 3D seismic survey over PEP 38741 and adjacent permit areas. An exploration well is required prior to May 2004, and several Miocene (Mt Messenger) drilling targets have been identified on the 3D survey data.

New Zealand Permit PEP 38746 (25%); Taranaki Basin

The permit’s work commitments require the Company to drill an exploration well in the latter part of the 2003 fiscal year, at indicative cost to the Company of $220,000. This well (Bluff-1) was drilled in late October 2003 but was unsuccessful.

New Zealand Permit PEP 38748 (25%); Taranaki Basin

The Company originally operated this permit. On September 1, 2003 operatorship was transferred to another of the JV parties.

The Company and its other joint venture participants acquired the Kaimata 3D seismic survey data over the entire permit in early 2003, and have identified a number of potential drilling targets from these data. No drilling commitment is required in the second year of the permit, but at least one exploration well is expected to be drilled in 2004.

New Zealand Permit PEP 38753 (30%); Taranaki Basin

This permit was granted on August 8, 2002 late 2002. Seismic reprocessing and interpretation was completed in early 2003 as precursor work to the drilling of an exploration well. The Wawiri-1 exploration well was drilled in September 2003 but was unsuccessful.

In May the Company reduced its interest to 30% by a farm-out to Krystal Corporation.

New Zealand Permit PPP 38761 (27.5%); Taranaki Basin

The term for this permit was set as the earlier of one year after grant or the closing of bids for acreage which includes the area covered by this permit. Such bids have now been invited; the closing date for which is October 31, 2003, so PPP 38761 expires on that date. The joint venture participants have bid for this acreage.

The Company has completed a 3D seismic survey over PPP 38761 and adjacent permit areas, and continues to process the resultant data.

Australia Permit AC/P 19 and AC/P 31 (100%); Timor Sea

These permits are adjacent and operated in conjunction with each other. The Company is required to drill one exploration well in AC/P 19 by December 2003. Both Ursa and Dorado

INDO-PACIFIC ENERGY LTD.
SCHEDULE C: Management Discussion and Analysis (Expressed in United States Dollars)
For the Quarter Ended September 30, 2003

Prospects are ready for drilling. A variation to the permit has been sought to allow the Company an extension until July 2004 to drill a well, due to lack of availability of a suitable drilling rig. At the time of this document, no determination of this application has been reached by the regulatory agency. AC/P 31 requires acquisition of a minimum of 40 kms of new 2D seismic in Years 3 and 4, ending September 2003. A deferral of this commitment until July 2004 has also been sought. The Company is also seeking to amalgamate AC/P 31 with AC/P 19. At the time of this document, no determination of these applications has been reached by the regulatory agency.

Australia Permit AC/P 26 (50%); Timor Sea

The Company's share of the committed work program for the 2003 fiscal year does not require any expenditures to be incurred.

Papua New Guinea Licence PPL 192 and 215; Onshore Papuan Basin

These two permits were relinquished and replaced by PPL 235 in August 2003.

Papua New Guinea Licence PPL 235 (100%); Onshore Papuan Basin

The Company was awarded the permit in August 2003, which covers most of the prospective part of the acreage previously under PPL 192 and PPL 215.

The initial work stage of PPL 235 is to drill an exploration well within the first two years of the licence. A tested well will cost approximately US$10m, and funding arrangements for this well will be made by farm-in or other avenues of financing. The Douglas Prospect is ready for drilling. In the event of discovery, it is located near a navigable river system suitable for import of necessary hardware and export of oil. Other prospects are identified, which would likely be drilled if the Douglas well was successful.

Papua New Guinea Licences PRLs 4 & 5 (7.5%)

Apart from the known fields, as established by the Elevala-1, Ketu-1 and Stanley-1 gas-condensate discovery wells, the 2001 review established several other large targets in the areas. The joint venture is considering a condensate stripping and gas re-injection project at Elevala. This would take advantage of infrastructure including logging roads and navigable river, to export condensate to market.

Papua New Guinea Licence PPL 228 & Application APPL 247 (10%)

The Amdi structure has been mapped as having major oil trapping potential. The PPL 228 joint venture lodged a top file application for a permit over a similar area, in July 2003. This is presently under consideration by the regulatory agency. If APPL 247 is successful in award of a licence, PPL 228 will be relinquished.

Related Party Transactions

Refer to Note 4 Related Party Transactions in the Company’s Consolidated Interim Financial Statements for the period ended September 30, 2003 filed as Schedule A of BC Form 51-901F

INDO-PACIFIC ENERGY LTD.
SCHEDULE C: Management Discussion and Analysis (Expressed in United States Dollars)
For the Quarter Ended September 30, 2003

Material Contracts

No material contracts other than those entered into in the ordinary course of business and as noted in “Exploration Activities” have been entered into by the Company during the reporting period.

Investor Relations Contract

The Company had a contract with 573634 B.C. Ltd DBA Republic Communications of Vancouver, B.C., Vancouver to provide investor relations services. Republic was paid $4,000 per month plus expenses, and was granted 100,000 options at an exercise price of $1.25 on October 15, 2002. The agreement expired on 15 August 2003 and was not renewed. Republic had provided newsletter, website and news release services during the reporting period. The total paid to Republic during the reporting period was US$9,234.

The Company now has a contract now with Sorensen Group Limited of Auckland, New Zealand to provide investor relations services. Sorensen has provided newsletter, website and news release services during the reporting period. The total paid to Sorensen during the reporting period was US$5,188.

Contingencies/Litigation

Refer to Note 5 (d) Commitments and Contingencies in the Company’s Consolidated Interim Financial Statements for the period ended September 30, 2003 filed as Schedule A of BC Form 51-901F

Other Information

David Bennett resigned from the Board as a director with effect from September 26, 2003.

David Newman and Peter Tapper were appointed to the Board as directors with effect from September 26, 2003. David Newman was also appointed as Chairman of the Board at that date.

4. Subsequent Events

In addition to the matters reported in the section three months to September 30, 2003 Exploration Activities”, the following matters occurred after the end of the reporting period:

a) Issue and Lapse of Securities

On October 15, 2003 the Company issued the following options to David Newman and Peter Tapper upon their appointment as directors of the Company.

Name	Number	Type of Option	Date Fully	Exercise Price	Expiry
	of Shares		Vested	Price per Share	Date

David Newman	25,000	Vesting	April 15, 2005	$1.25	October 15, 2008

Peter Tapper	25,000	Vesting	April 15, 2005	$1.25	October 15, 2008

INDO-PACIFIC ENERGY LTD.
SCHEDULE C: Management Discussion and Analysis (Expressed in United States Dollars)
For the Quarter Ended September 30, 2003

On October 13, 2003, 10,000 options lapsed due to the option holder ceasing involvement wit the Company.

5. Financings, Principal Purpose and Milestones

Issue of Special Class Shares in New Zealand subsidiary - Refer to Note 8 – Issue of Special Class Shares of the Company’s Consolidated Interim Financial Statements for the quarter ended September 30, 2003 filed as Schedule A of BC Form 51-901F.

Prepayment of Gas Revenue - Refer to Note 7 – Prepaid Gas Revenue of the Company’s Consolidated Interim Financial Statements for the quarter ended September 30, 2003 filed as Schedule A of BC Form 51-901F.

6. Liquidity and Solvency

The Company had cash and short-term deposits of $1,503,745 at September 30, 2003 compared to $1,937,101 as of September 30, 2002 and $1,292,827 at December 31, 2002. Working capital as at September 30, 2003 was $3,132,622 against $2,003,304 for September 30, 2002 and $1,826,745 for December 31, 2002.

Operating activities provided cash of $1,357,148 during the nine-month period ended September 30, 2003 compared to cash used of $72,892 in 2002. $2,019,848 was invested in the Company’s oil and gas exploration activities described herein versus $2,256,321 for the nine-month period ended September 30, 2002. Additionally there were purchases of equipment totalling $661 (2002: $15,693).

The net effect of these transactions was a decrease of cash of $703,220 for the September 2003 quarter and increase of cash of $210,918 for the nine months ended September 30, 2003 compared to a increase of cash of $38,543 for the September 2002 quarter and decrease of cash of $1,344,906 for the nine months ended September 2002.

The Company’s working capital is not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. The Company actively seeks farm-in partners for permits in which it has significant obligations and as well as additional equity financing, in order to maintain the permits in good standing with the issuers.

There can be no assurance that the Company will be successful in finding farm-in partners or that it will be successful in obtaining equity financing on suitable terms, if at all. The inability to obtain one or other of the aforementioned would have an adverse material effect on the Company’s business.

“Dr. David Bennett”
Chief Executive Officer

This quarterly report contains forward-looking statements that are based on management’s expectations and assumptions. They include statements preceded by words and phrases such as “intend”, “believe”, “will be expected”, “is estimated”, “plans”, “anticipates”, or stating that

INDO-PACIFIC ENERGY LTD.
SCHEDULE C: Management Discussion and Analysis (Expressed in United States Dollars)
For the Quarter Ended September 30, 2003

certain actions, events or results “will”, “may” or “could” be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	BANKERS

David Newman, CA	Bank of Montreal
Chairman of the Board	Vancouver, British Columbia, Canada
Wellington, New Zealand
Peter Tapper, B.Eng (Hons)	ASB Bank
Director	Wellington, New Zealand
Auckland, New Zealand
Bernie Zinkhofer B.A. Econ.	LEGAL COUNSEL
Director (1)
Vancouver, British Columbia	Minter Ellison
Garth Johnson, CGA	Adelaide, South Australia, Australia
Director (1)
Vancouver, British Columbia	Gavin Adlam
Ron Bertuzzi B.A. Econ.	Wellington, New Zealand
Director (1)
Vancouver, British Columbia	Posman Kua & Aisi
David Bennett, Ph.D.	Port Moresby, Papua New Guinea
CEO
Wellington, New Zealand	Lang Michener
Jeanette M. Watson, B.Sc.,LLB.	Vancouver, British Columbia, Canada
Corporate Secretary
Wellington, New Zealand	Harris Mericle & Wakayama
Jenni Lean, B.Sc., M.B.A.	Seattle, United States of America
Manager, Corporate Affairs
Wellington, New Zealand	Campion Macdonald
(1) Member of audit committee	Whitehorse, Yukon, Canada

CORPORATE OFFICE	AUDITORS
BDO Spicers
Indo-Pacific House	Wellington, New Zealand
284 Karori Road,Karori
Wellington	REGISTRAR AND TRANSFER
New Zealand	AGENTS
Website: www.indopacific.com	Pacific Corporate Trust Co.
Corporate Services Division
Vancouver, British Columbia, Canada
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